

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

George S. Glyphis
Chief Financial Officer
Centennial Resource Development, Inc.
1001 Seventeenth Street
Suite 1800
Denver, CO 80202

> **Re: Centennial Resource Development, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 24, 2022**
> **Form 8-K filed on May 4, 2022**
> **File No 001-37697**

Dear Mr. Glyphis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on May 4, 2022

Exhibit 99.1
Non-GAAP Financial Measures, page 1

1. We note you disclose free cash flow in the first bullet of your earnings release. Please revise your disclosure to also discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2. We note you disclose discretionary cash flow in your calculation of the non-GAAP financial measure Free Cash Flow. Please tell us how you considered Question 102.07 of the Compliance and Disclosure Interpretation on Non-GAAP financial measures which

states Free Cash Flow should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures and revise your disclosure, as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation